SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-14624

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

ABN AMRO WCS HOLDING COMPANY 401(K) SAVINGS PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ABN AMRO HOLDING N.V.

GUSTAV MAHLERLAAN 10, 1082 PP AMSTERDAM

THE NETHERLANDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the ABN AMRO WCS Holding Company 401(K) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABN AMRO WCS HOLDING COMPANY 401(K) SAVINGS PLAN

DATE: June 28, 2004	By:	/s/ Richard Mancinelli
Name: Richard Mancinelli
Title: Director, Human Resources

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Ernst & Young

ABN AMRO WCS Holding Company 401(k) Savings Plan	EIN 13-4190831
Plan #001

Financial Statements and Supplemental Schedule

Years ended December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

Members of the Committee Administering
the ABN AMRO WCS Holding Company 401(k) Savings Plan

We have audited the accompanying statements of assets available for benefits of ABN AMRO WCS Holding Company 401(k) Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements, and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP
ERNST & YOUNG LLP

Chicago, Illinois

June 28, 2004

ABN AMRO WCS Holding Company 401(k) Savings Plan	EIN 13-4190831
Plan #001

Statements of Assets Available for Benefits

	December 31,
	2003	2002
Assets
Investments, at Fair Value:
Money Market Fund	$36,414,021	$30,720,738
Shares of Registered Investment Companies	69,855,673	48,297,004
Participant Loans	3,663,226	4,243,159
Common/Collective Trusts	37,059,700	28,340,162
ABN AMRO Stock Fund	2,033,983	920,990
Pending Fund	8,928	—
Total Investments	149,035,531	112,522,053

Contributions Receivable:
Employers	—	384,950
Total Contributions Receivable	—	384,950

Assets available for benefits	$149,035,531	$112,907,003

See Notes to Financial Statements.

ABN AMRO WCS Holding Company 401(k) Savings Plan	EIN 13-4190831
Plan #001

Statements of Changes in Assets Available for Benefits

	Year Ended December 31,
	2003	2002
Additions
Contributions:
Employer	$4,942,625	$6,987,643
Participants	14,066,327	16,952,697
Participant Rollovers	1,306,962	1,743,577
Transfer from Other Plans (Net)	5,656,213	5,187,143
Investment Income:
Interest and dividends	557,309	1,437,925
Total Additions	26,529,436	32,308,985

Deductions
Benefits Paid to Participants	15,394,628	15,269,180
Administration and Management Fees	43,352	30,075
Total Deductions	15,437,980	15,299,255

Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments	25,037,072	(20,836,904)

Net Increase (Decrease)	36,128,528	(3,827,174)
Assets Available for Benefits at Beginning of Year	112,907,003	116,734,177
Assets Available for Benefits at End of Year	$149,035,531	$112,907,003

See Notes to Financial Statements.

ABN AMRO WCS Holding Company 401(k) Savings Plan	EIN 13-4190831
Plan #001

Notes to Financial Statements

1.  Description of Plan

The following description of the ABN AMRO WCS Holding Company (the Company) 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established April 15, 2001, as a result of the sale by ING Financial Services Corporation of its U.S. domestic investment banking business to the Company. The Plan, formerly known as the ABN AMRO Securities LLC 401(k) Savings Plan, was restated, amended, and renamed effective January 1, 2002.  As of January 1, 2002, the eligible employees of the Plan include all employees of ABN AMRO WCS Holding Company, affiliates and subsidiaries, and employees of Wholesale Client Services Strategic Business Units of the offices of ABN AMRO Bank N.V. located in the United States and the U.S. Virgin Islands (collectively, the Employers), except those that may be covered by a foreign plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility and Contributions:  Participation in the Plan is voluntary. Each employee who was a participant in the former ING Financial Services Corporation 401(k) Plan on April 15, 2001, and who became an employee of the Company on April 16, 2001, was eligible for the Plan. Each other employee is eligible after completion of six months of continuous service.

Effective July 1, 2002, eligible employees may elect to contribute from 1% to 100% of their pretax eligible salaries, as defined. Prior to July 1, 2002, eligible employees could contribute from 1% to 15% of their pretax eligible salaries.  Company matching contributions are equal to 50% of the employees’ contributions for the first 6% that the employee contributes. The Company may also make a discretionary matching contribution to participants who are employed on the last day of the Plan year. Current law limits participant pretax contributions to $12,000 for the Plan year ended December 31, 2003. Withdrawals of pretax contributions are subject to certain tax law restrictions. The Plan also provides a “rollover” provision for new employees receiving distributions from a qualified plan of a former employer within 60 days.

Effective September 26, 2003, eligible employees hired on or after October 1, 2003 may become a participant in the Plan on the entry date immediately following the employee’s date of hire. Prior to September 26, 2003, eligible employees could become a Participant on the entry date coinciding with or next following the date which is six consecutive months following the employee’s date of hire.

Effective September 26, 2003, an employee hired on or after October 1, 2003, who becomes a participant and has not made a deferral contribution election within 60 days of such employee’s date of hire, shall automatically have a deferral contribution made on behalf of the employee in the amount of 2% of the employee’s compensation as soon as administratively feasible after the expiration on the 60 day period.

Vesting:  Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service.  A participant is 100% vested in the Company contribution portion after two years of credited service.

Payment of Benefits:  In the event of retirement, termination of employment, death of a participant, or total disability while employed, the participant’s account may be distributed to the participant or beneficiary (in the event of the participant’s death) through the payment of installments over a fixed period of time or in payment of a lump sum.  Also, under certain circumstances, a participant may withdraw a portion or all of certain of the amounts credited to his or her account.  Employees who leave or are terminated before their vesting date forfeit their nonvested balances.

Break in Service:  A participant who terminates employment with the Company after participating in the Plan and is subsequently re-employed by the Company shall be immediately eligible to become a member of the Plan.

Investment Elections:  A participant may elect to direct the employee contributions and Company contributions to any investment fund offered by the Plan in multiples of 1%. Changes in the proportion of contributions and transfers between funds are also permissible, subject to certain restrictions as defined in the Plan.

Participant Withdrawals:  Prior to termination of service, a portion of a participant’s contributions may be withdrawn under financial hardship upon written notice in such form as prescribed by the Benefits Plan Committee. Upon withdrawing from the Plan, participants generally receive a full disbursement of their vested account balances. Any participant who has not attained the age of 59 1/2 may be subject to a 10% penalty and applicable income taxes. Upon termination of employment, a participant shall receive a distribution of the value of his account. The value of any distribution will be determined as of the valuation date coinciding with or immediately following the participant’s termination of employment.

Participant Accounts:  Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) plan earnings, and is charged with an allocation of administrative expenses.  Allocations are based on participant account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participant Loans:  Participants may request a loan from the Plan up to 50% of their vested account balance, to a maximum of $50,000. The minimum loan amount is $1,000. A participant may have two loans outstanding at a time. A maximum of 60 months is allowed for all loan repayments. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator.  Principal and interest is paid ratably through monthly payroll deductions.

Plan Termination:  Although it has not expressed any intent to do so, the Plan may be terminated, partially terminated, or contributions under the Plan may be partially or completely terminated at any time by the Board of Directors of the Company, subject to the provisions of ERISA. In the event of such termination of the Plan, the assets remaining shall be distributed to participants, former participants and beneficiaries in proportion to their respective account balance at the date of termination.

2.  Summary of Significant Accounting Policies

Use of Estimates:  The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Valuation of Investments:  The Plan’s investments are stated at fair value.  The shares of registered investment companies are valued at quoted market prices, which represent the asset value of shares held by the Plan at year-end.  The common collective trusts are valued at quoted redemption value.  The participant loans are valued at their outstanding balances, which approximate fair value.  The fair value of the ABN AMRO Stock Fund is based on the quoted market price.  The fair value of the money market fund approximates the outstanding balance.

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

Investment Income Recognition:  Purchases and sales of securities and fund units are recorded on a trade-date basis. Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Forfeited Accounts:  At December 31, 2003, forfeited nonvested accounts totaled $99,541.  These accounts are used to reduce future employer contributions. During 2003, $11,131 was applied against employer contributions.

3.  Investments

Appreciation/(Depreciation) in the fair value of the Plan’s investments (including investments bought, sold, as well as held during the year) is as follows:

	2003		2002
	Appreciation in Fair Value During Year	Fair Value at End of Year	(Depreciation) in Fair Value During Year	Fair Value at End of Year
Fair Value as Determined by Quoted Market Price:
Shares of Registered Investment Companies*	17,402,810	69,855,673	$(14,253,935)	$48,297,004
ABN AMRO Stock Fund*	556,777	2,033,983	(29,762)	920,990
Sub Total	17,959,587	71,889,656	(14,283,697)	49,217,994

Fair Value as Determined by Quoted Redemption Value:
Common / Collective Trusts*	7,077,485	37,059,700	(6,553,207)	28,340,162
Sub Total	7,077,485	37,059,700	(6,553,207)	28,340,162

Fair Value Approximates Outstanding Balance:
Money Market Fund*	—	36,414,021	—	30,720,738
Loans to Participants	—	3,663,226	—	4,243,159
Pending Fund	—	8,928
Sub Total	—	40,086,175	—	34,963,897

Total	$25,037,072	$149,035,531	$(20,836,904)	$112,522,053

*Indicates a party in interest to the Plan

The fair value of individual investments that represent 5% or more of the Plan’s assets is as follows:

	December 31,
	2003	2002

Harbor Capital Fund	$15,967,915	$11,557,275
MSIF Trust Balanced Fund	7,481,348	5,743,567
Putnam Bond Index Fund*	—	6,109,709
Putnam Growth & Income Fund*	10,477,509	8,284,956
Putnam Money Market Fund*	36,414,021	30,720,738
Putnam S&P 500 Index Fund*	$30,848,446	$22,230,453

*Indicates a party in interest to the Plan

4.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 5, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Supplemental Schedule

ABN AMRO WCS Holding Company 401(k) Savings Plan	EIN 13-4190831
Plan #001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Issue, Borrower, Lessor, or Similar Party	Shares/ Units	Current Value

Putnam Money Market Fund*	36,374,519	$36,414,021

Shares of Registered Investment Companies:
ABN AMRO Real Estate Fund*	310,651	3,774,409
ABN AMRO Veredus Aggressive Growth Fund*	117,939	1,835,131
Harbor Capital Fund	606,684	15,967,915
MSIF Emerging Fund	301,763	4,692,402
MSIF Trust Balanced Fund	690,496	7,481,348
PIMCO Total Return High Yield Fund	312,031	3,048,540
Putnam Growth & Income Fund*	591,950	10,477,509
Putnam Growth Opportunities Fund*	436,550	5,611,049
Putnam International Growth Fund*	343,942	7,105,852
Royce Micro Cap Fund	456,699	6,818,514
Van Kampen Aggressive Growth Fund	246,797	3,043,004

Participant Loans	Varying rates originated at Prime + 2% and varying maturities	3,663,226

Common / Collective Trusts:
Putnam Bond Index Fund*	460,093	6,211,254
Putnam S&P 500 Index Fund*	1,110,455	30,848,446

ABN AMRO Stock Fund*	86,626	2,033,983

Pending Fund	—	8,928

Total		$149,035,531

* Indicates a party in interest to the Plan